Mail Stop 4561

October 23, 2009

Maria C. Maz
Chief Executive Officer
Waste to Energy Group, Inc.
2829 Bird Avenue, Suite 12
Miami, FL 33133

      Re: Waste to Energy Group, Inc.
              Item 4.01 Form 8-K & Item 4.01 Form 8-K/A
              Filed September 24, 2009 and October 9, 2009, respectively
              File No. 000-53489

Dear Ms. Maz:

      We have completed our review of your Form 8-K and Form 8-K/A have no further comments at this time on the specific issues raised.

                        Sincerely,

                        Kathleen Collins
                        Accounting Branch Chief

cc: Ruairidh Campbell, Esq.
        Orsa & Company
        (512) 462-3328